Filed Pursuant to Rule 424(b)(3)

Registration No. 333-250964

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated March 25, 2021)

Up to 42,437,330 Shares of Common Stock

166,333 Warrants to Purchase Common Stock

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements the prospectus dated March 25, 2021 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-250964). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and warrants are listed on The Nasdaq Capital Market under the symbols “CERE” and “CEREW”, respectively. On April 12, 2021, the closing price of our common stock was $13.57 per share and the closing price of our warrants was $4.27 per share.

Investing in our securities involves risks that are described in the “ Risk Factors ” section beginning on page 10 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 13, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 12, 2021

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39311	85-3911080
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

222 Jacobs Street, Suite 200

Cambridge, MA 02141

(Address of principal executive offices, including zip code)

(844) 304-2048

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	CERE	The Nasdaq Capital Market
Warrants to purchase one share of common stock at an exercise price of $11.50	CEREW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On April 12, 2021 (the “Effective Date”), Cerevel Therapeutics, Inc. (the “Company”), a wholly-owned subsidiary of Cerevel Therapeutics Holdings, Inc., entered into a funding agreement with NovaQuest Co-Investment Fund XVI, L.P. (“NovaQuest” and the “NovaQuest Funding Agreement”) and a funding agreement with BC Pinnacle Holdings, LP (“Bain,” the “Bain Funding Agreement” and, together with the NovaQuest Funding Agreement, the “Funding Agreements”), pursuant to which NovaQuest and Bain will provide funding to the Company to support its development of tavapadon for the treatment of Parkinson’s disease.

Pursuant to the Funding Agreements, the Company will receive up to $62.5 million in funding from each of NovaQuest and Bain, for a combined total of up to $125 million in funding (the “Total Funding Commitment”), of which approximately $31.3 million (25% of the Total Funding Commitment) will be received within 10 business days of the Effective Date, and $37.5 million (30% of the Total Funding Commitment), approximately $31.3 million (25% of the Total Funding Commitment) and $25.0 million (20% of the Total Funding Commitment) will be received on the first, second and third anniversaries of the Effective Date, respectively, subject to certain customary funding conditions.

In return, the Company agreed to pay to NovaQuest and Bain (1) upon approval of tavapadon by the FDA, a combined $187.5 million (1.5x of the Total Funding Commitment) (the “Approval Milestone Payment”), with 50% of the Approval Milestone Payment due within 30 days of FDA approval and 12.5% of the Approval Milestone Payment due on each of the first four anniversaries of FDA approval, (2) upon first reaching certain cumulative U.S. net sales thresholds, certain sales milestone payments and (3) combined tiered, mid-single digit to low-double digit royalties on annual net sales of tavapadon in the U.S.

At the time that NovaQuest and Bain collectively receive an aggregate of approximately $531.3 million (4.25x of the Total Funding Commitment), the Company’s payment obligations under the Funding Agreements will be fully satisfied. The Company has the option to satisfy its payment obligations to NovaQuest and Bain upon the earlier of FDA approval or May 1, 2025 by paying an amount equal to the Total Funding Commitment multiplied by a certain factor (which will initially be 3.00x and will increase over time to a maximum of 4.25x), less amounts previously paid to NovaQuest and Bain.

During the term of the Funding Agreements, the Company will use commercially reasonable efforts to develop and commercialize tavapadon in the United States, except that, upon the occurrence of certain significant safety, efficacy and regulatory technical failures of the program (each, a “Technical Failure”), the Company will have the right to terminate the development of tavapadon and, upon such termination, will not be obligated to make any payments to NovaQuest and Bain. If the Company suspends or terminates the development of tavapadon or fails to perform certain diligence obligations for any reason other than a Technical Failure, the Company will pay NovaQuest and Bain a combined amount equal to the total amount funded by NovaQuest and Bain up to the date of termination, plus 12% interest compounded annually.

The Company will grant NovaQuest and Bain a security interest in the assets material to the development and commercialization of tavapadon in the U.S., provided that the Company will be permitted to incur certain indebtedness and NovaQuest and Bain will agree to customary subordination in connection therewith. The Funding Agreements also include customary representations and warranties and covenants.

The foregoing description of the Funding Agreements does not purport to be complete and is qualified in its entirety by the full text of the Funding Agreements, copies of which will be filed as exhibits to a subsequent filing with the Securities and Exchange Commission.

Item 7.01. Regulation FD Disclosure.

On April 13, 2021, Cerevel Therapeutics Holdings, Inc. issued a press release announcing the entry into the Funding Agreements. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Cerevel Therapeutics Holdings, Inc. on April 13, 2021, furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEREVEL THERAPEUTICS HOLDINGS, INC.

Date: April 13, 2021	By:	/s/ Kathy Yi
Kathy Yi
Chief Financial Officer